200 East Randolph Drive
Chicago, Illinois 60601

To Call Writer Directly:	(312) 861-2200	Facsimile:
(312) 861-2200
www.kirkland.com

May 7, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Ingram
Barbara Jacobs
Christine Davis
Mark Kronforst
Mark P. Shuman

Re:
Solera Holdings, LLC (to be renamed Solera Holdings, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
(SEC File No. 333-140626)

Ladies and Gentlemen:

        On behalf of Solera Holdings, LLC, a Delaware limited liability company (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the "Commission"), a complete copy of Amendment No. 4 to the Registration Statement of the Company (the "Registration Statement"). A copy of Amendment No. 4 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T, and the Company will retain the signature pages thereto for a period of five years. This amendment reflects certain revisions to the Amended Registration Statement, as filed with the Commission on April 30, 2007, in response to the comment letter to Jack Pearlstein, dated May 4, 2007, from the staff of the Commission (the "Staff"). These revisions include information relating to the proposed offering size and price range, together with other information derived therefrom.

        We have referenced in the Company's responses the appropriate page number of the Prospectus contained in the Registration Statement (the "Prospectus"). The numbered paragraphs below set forth the Staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.
As indicated in your response to comment 18 of our letter dated April 17, 2007, please file the consents of each of the prospective directors prior to the effectiveness of the registration statement. See Rule 438 of Regulation C.

  In response to the Staff's comment, we have included Exhibits 99.2 through 99.6 with Amendment No. 4 to the Registration Statement.

Management's Discussion and Analysis of Operations of Operations, page 42

Critical Accounting Policies and Estimates, page 56

Unit-Based Compensation, page 57

2.
As requested in our letter dated March 12, 2007, please revise this section to include the disclosures described in paragraph 180 of the Practice Aid.

  In response to the Staff's comment, we have revised the disclosure on page 58 of the Prospectus.

* * * *

        The Company hopes that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers
Dennis M. Myers
cc:	Jack Pearlstein Steven B. Stokdyk